21001551

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ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

SEC Mail Processing

MAR 17 2021

Washington, DC

SEC FILE NUMBER
8-69161

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2020 (Date) AND ENDING December 31, 2020 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DriveWealth, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

97 Main Street
(No. and Street)

Chatham (City) NJ (State) 07928 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Dugan 973-559-5746
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkower, LLC
(Name - *if individual, state last, first, middle name*)

517 Route One (Address) Iselin (City) NJ (State) 08830 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael J. Dugan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DriveWealth, LLC as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

State of New Jersey } ss:
County of Morris }
Sworn before me this 15th of March 2021.

Pursuant to the Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns, modified June 18, 2020, the Company is submitting this filing without notarization due to difficulties arising from COVID-19.

Notary Public

DAVID M ROBERTS
Notary Public - State of New Jersey
My Commission Expires Mar 9, 2025

Michael J. Dugan
Signature

CFO/COO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in para. 210.1-02 of Regulation S-X).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, or statement, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DRIVEWEALTH, LLC
ANNUAL STATEMENT OF FINANCIAL CONDITION
INDEX
AS OF DECEMBER 31, 2020

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
DriveWealth, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of **DriveWealth, LLC** (the "Company") as of December 31, 2020 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2014.

Berkower LLC

Berkower LLC

Iselin, New Jersey
March 15, 2021

DRIVEWEALTH, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020

ASSETS		
Cash	$	15,017,498
Cash Segregated under Federal and Other Regulations		4,650,413
Securities Owned, at Market		251,353
Receivable from Brokers and Dealers		1,757,917
Receivable from Customers		1,294,511
Receivable from Non-Customers		1,577,785
Right-of-use Asset		118,860
Clearing Deposit		4,100,000
Other Assets		758,489
Total Assets	$	29,526,826
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Payable to Broker-Dealers and Investment Advisors	$	1,750,413
Payable to Customers		2,587,517
Accounts Payable and Accrued Expenses		4,454,118
Due to Affiliates		1,284,563
Lease Liability		118,860
		10,195,471
Commitments		
Member's Equity		19,331,355
Total Liabilities and Member's Equity	$	29,526,826

See accompanying Notes to the Statement of Financial Condition

1. Nature of Operations and Summary of Significant Accounting Policies

1.1 Nature of Operations

DriveWealth, LLC (the "Company") was formed in New Jersey in 2012 and is wholly owned by DriveWealth Holdings, Inc. (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also registered with 53 U.S states and territories and is a member of the National Futures Association and is registered as an introducing broker with the Commodity Futures Trading Commission.

The Company operates as an agency business retailing corporate equity security and provides clearing and execution services to investment advisors and other broker-dealers throughout the world on a fully disclosed and omnibus basis. The Company clears its business on an omnibus basis with its clearing brokers Axos Clearing, Inc ("Axos") and Velox Clearing LLC ("Velox") (collectively, the "Clearing Brokers"). Additionally, the Company maintains a custodial relationship with Citibank, NA, a Depository Trust Clearing Corporation ("DTCC") member. The Company is subject to the provisions of SEC Rule 15c3-1 and SEC Rule 15c3-3.

1.2 Basis of Presentation

The Statement of Financial Condition has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

1.3 Revenue Recognition

Clearing fee revenue, which includes monthly platform fee minimums, account fees and transaction/activity fees, are recognized on a trade date basis as securities transactions occur. Commission revenue is also recorded on a trade date basis as securities transactions occur. Other revenue includes principal facilitation and payment for order flow as well as miscellaneous brokerage fees, all of which are recorded on respective transaction dates. Margin interest revenue is recorded monthly on the first business day following each month-end.

1.4 Use of Estimates

The preparation of the Statement of Financial Condition in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

1.5 Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the double-declining method over the estimated useful lives (3-5 years) of the related assets. Leasehold improvements are amortized over the remaining life of the lease.

1. Nature of Operations and Summary of Significant Accounting Policies *(Continued)*

1.6 Segregated Cash

In accordance with FINRA Customer Protection Rule 15c3-3, the Company calculates weekly, as of the close of the last business day of the week, and deposits no later than one hour after the opening of banking business on the second following business day, the PAB Reserve Requirement as well as the Special Reserve Requirement for the Exclusive Benefit of Customers.

1.7 Income Taxes and Deferred Income Taxes

The Company is not a taxpaying entity for Federal or State income tax purposes. The income or loss of the Company is reported on the Parent's tax returns. Therefore, no provision or liability for income taxes is included in this financial statement. No formal tax sharing agreement exists between the Company and the Parent and the Company has no obligation to fund any liability of the Parent with its earnings. The Company is subject to taxation in local jurisdictions. As of December 31, 2020, the Company's reporting of operations for tax years 2017 2018 and 2019 are subject to examination by the tax authorities.

In accordance with GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authorities. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2020. The Company does not expect that its assessment regarding unrecognized tax benefits will materially change over the next twelve months. However, the Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions, compliance with U.S. federal, U.S. state and foreign tax laws, and changes in the administrative practices and precedents of the relevant taxing authorities.

The Company recognizes interest and penalties related to unrecognized tax benefits in interest expense and other expenses, respectively.

1.8 Advertising

The Company expenses advertising costs as incurred.

1.9 Cash and Cash Segregated Under Federal and Other Regulations

The Company held no cash equivalents at December 31, 2020. We continually review the credit quality of our customers and have not experienced default. As a result, we don't not have an expectation of credit losses for these arrangements. The Company considers highly liquid investments with a maturity of three months or less to be cash equivalents and "cash and restricted cash" consists of "cash" and "cash segregated under federal and other regulations.

1. Nature of Operations and Summary of Significant Accounting Policies *(Continued)*

1.10 Leases

In accordance with Accounting Standards Codification 842, the Company recognizes a right-of-use asset and corresponding lease liability on its Statement of Financial Condition. Such liability is based on the net present value of future lease obligations, using the Company's effective cost of capital to impute interest.

2. Investments Measured at Fair Value on a Recurring Basis

The Company records its financial assets and liabilities at fair value. The accounting standard for fair value which provides a framework for measuring fair value clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting standard establishes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2020:

	Level 1	Level 2	Level 3	Total
Equities	$251,023	$ -	$ -	$ 251,023
Other	330	-	-	330
	$251,353	$ -	$ -	$ 251,353

3. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1(a)(1)(ii). It computes its net capital under the alternative method, which requires the Company to maintain a minimum net capital of the greater of 2% of aggregate debit items or $250,000 minimum net capital. At December 31, 2020, the Company has net capital of $16,177,782 which was $15,927,782 in excess of its required net capital of $250,000.

The Company is subject to Rule15c3-3 of the SEC which requires segregation of funds in a special reserve account for the exclusive benefit of customers as well as segregation of funds in a reserve account for the benefit of brokers and dealers (Rule 15c3-3). At December 31, 2020, the Company had segregated cash of $2,800,000 with a deposit requirement of $2,013,301. Further, the Company had segregated cash for the benefit of brokers and dealers of $1,850,413 which was $100.000 in excess of the deposit requirement of $1,750,413.

The Company maintains control of all fully paid customer securities by holding them in a special omnibus account at the Clearing Brokers. The Company has instructed the Clearing Brokers to maintain physical possession or control of all customer securities carried in the account free of any charge, lien or claim of any kind in favor of the Company or any persons claiming affiliation with the Company. The value of such assets is not included on the Company's Statement of Financial Condition.

4. Related Party Transactions

The Company has two agreements with related parties in place. One is with an affiliate under common control with the Company, DriveWealth Technologies, LLC, ("Technologies") and the other with the Company's parent, DriveWealth Holdings, Inc. ("Holdings" or the "Parent").

Under a Service Level Agreement, the Company pays Technologies a monthly lease fee for the trading platform and app equal to $0.50 for each new live investing account opened by customers on the app during the preceding month. In addition, the Company pays Technologies an on-going maintenance support fee of $0.20/month for each live investing account at the end of the preceding month. As of December 31, 2020, the payable under this arrangement is $1,156,349 and is included in due to affiliates on the Statement of Financial Condition. Under an Expense Sharing Agreement, Holdings incurs certain expenses (such as office facilities, supplies and other general overhead costs) on behalf of its wholly-owned subsidiaries, the Company and Technologies. Such costs are charged back to the Company and Technologies either on a specific identification basis, or 50/50 in cases where specific identification is not feasible. As of December 31, 2020, the payable under this arrangement is $128,215 and is included in due to affiliates on the Statement of Financial Condition.

Holdings currently leases 7,748 square feet of office space in Chatham, NJ. Under a separate sub-lease agreement, the Company subleases 55% of such space from Holdings. For 2020, the Company incurred expenses of $107,697 for rent and utilities under this agreement. This amount is included in Occupancy and Equipment Costs in the Statement of Operations. See also Note 6.

5. Receivable From and Payable to Broker-Dealers and Investment Advisors

Amounts receivable from broker-dealers and advisors represent clearing fees due the Company while amounts payable to broker-dealers and advisors represent clearing deposits held in a PAB Reserve account.

6. Receivable From and Payable to Customers

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables.

7. Commitments

As described in Note 4, the Company leases office space pursuant to a lease expiring in 2022. The future minimum lease payments, and related net present value of such payments for the respective years ending December 31, are as follows:

2021	$	121,404
2022		2,612
Total future payments		124,016
Less: Imputed interest		(5,156)
Net present value of future payments	$	118,860

The weighted average remaining lease term of operating leases is 1 year. The weighted average discount rate used to impute interest is 7.75%.

8. Concentrations of Business Risk and Credit Risk and Uncertainties

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash balances which at times may be in excess of insured amounts. It is the Company's policy to review, as necessary, the credit standing of its counterparties.

The Company's security transactions are cleared by the Clearing Brokers pursuant to their respective clearing agreement. The Company is subject to credit risk to the extent its Clearing Brokers are unable to fulfill contractual obligations on its behalf. The Company bears the risk of financial failure by its Clearing Brokers. Notwithstanding the foregoing, the Clearing Brokers as well as the Company, are members of the Securities Investor Protection Corporation ("SIPC"). SIPC protects the accounts of customers up to $500,000 for securities and cash (including a $250,000 limit for cash only).

As of December 31, 2020, two correspondent brokers represented approximately 26% of outstanding receivables.

9. Deferred Compensation Plan

The Company maintains a 401(k) deferred compensation plan which covers substantially all full-time employees. Participants are permitted to contribute a portion of their gross earnings into the plan. Employer contributions are made on a discretionary basis.

10. Financial Instruments with Off Balance Sheet Credit Risk

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities. These activities may expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its contracted obligations. The Company is therefore exposed to risk of loss on these transactions in the event of a contra party being unable to meet the terms of their contracts, which may require the Company to purchase or sell financial instruments at prevailing market prices. The Company maintains $4,100,000 in deposits with the Clearing Brokers to mitigate such losses. As of December 31, 2020, customer margin debits in the amount of $1,203,566 were directly financed by the Company.

11. Recently Issued Accounting Pronouncements

Adoption of New Accounting Standard
On January 1, 2020, the Company adopted a new credit loss standard issued by the FASB. The guidance replaced the current incurred loss impairment model for financial instruments with a methodology that reflects expected credit losses. The new guidance requires consideration or a broader range of reasonable and supportable information to inform credit loss estimates. The Company established new processes to implement these changes and the adoption did not have a material impact on financial statements.

12. COVID-19

In March 2020, the World Health Organization declared COVID-19 a global pandemic. This pandemic event has resulted in significant business disruption and uncertainty in both global and U.S. markets. While the Company believes that it is in an appropriate position to sustain the potential short- term effects of these world-wide events, the direct and long-term impact to the Company and its financial statements is undetermined at this time.

13. Subsequent Events

Management has evaluated for disclosure the impact of all subsequent events through the issuance date of this financial statement. No such events require disclosure.